February 5, 2008

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549-4561
Attention:             Michael R. Clampitt
Senior Counsel
Division of Corporation Finance

Re:           nFinanSe Inc.
Registration Statement on Form SB-2
Filed October 26, 2007
File No. 333-146974

Dear Mr. Clampitt:

On behalf of nFinanSe Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned dated November 20, 2007 with respect to the Company’s Registration Statement on Form SB-2 referenced above (the “Registration Statement”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.  We have sent to your attention three courtesy copies of this letter as filed via EDGAR.

Separately, please note that the Company has altered the Registration Statement to register only shares of its common stock underlying currently issued and outstanding warrants.  As such, the Company seeks to register 2,195,028 shares of its common stock underlying warrants as opposed to 2,224,000 shares of its common stock, which were primarily issuable on conversion of the Company’s Series A Convertible Preferred Stock.  Additionally, pursuant to the Commission’s new rules regarding “small business issuers,” please note that Company’s filing is an Amendment No. 1 to Form SB-2 on Form S-1.

General

1.	Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

Response:  The Company has filed this letter to the Staff as correspondence via EDGAR and has sent to your attention three courtesy copies of this letter.

Forward-Looking Statements

2.	Please revise to place your “Forward-Looking Statements” after “Risk Factors.”

Response:  The Company has placed its “Forward-Looking Statements” after its “Risk Factors” in the Registration Statement as requested by the Staff.  The “Forward-Looking Statements” language is now located at page 8 of the Registration Statement.

Risk Factors

3.	Either delete the last sentence of the first paragraph (“There may be additional risks we do not presently know …”), or expand it into a separate risk factor.

Response:  The Company has deleted the last sentence of the first paragraph under the heading “Risk Factors” as suggested by the Staff.

We have incurred losses …

4.	Revise the first risk factor to disclose losses to date since inception and losses during the current interim period.

Response:  The Company has revised this risk factor to provide losses for the three- and nine-month periods ended September 29, 2007 and losses from inception through September 29, 2007.

We will need to raise additional capital

5.	Revise the second risk factor to disclose the anticipated funds that will need to be raised during the next 12 months, if any.

Response:  The Company has revised this risk factor to state the following:

“To fund the full scale implementation of our business plan and the planned rollout and distribution of cards in both the retail and paycard segments of our business, we will need to raise $6 - $7 million of additional capital over the next 12 months.  Additionally, we expect to arrange a revolving accounts receivable credit facility which will be used to fund the face amount of gift cards and the load amounts on general spend cards on a daily basis.”

There is only a limited market for our common stock as a “penny stock.” …

6.
We note that you state “there can be no assurance’ of a certain result when the real risk is not your inability to give assurance, but the underlying situation.  Please revise to eliminate this and similar language.

Response:  The Company has revised the above-mentioned sentence in the risk factor to read as follows:

“In the future, a more active public market for our common stock may never develop or be sustained.”

In addition, the Company has revised the following risk factors to eliminate similar “assurance” language:

•
“We have incurred losses since.. . . ” page 2, has been revised to do away with “no assurance” language in the final paragraph of the risk factor regarding commercial acceptance of the Company’s products and the Company’s cash flow.

•
“We will need to raise additional capital.. . . ” page 2, has been revised to do away with “no assurance” language in the first paragraph of the risk factor regarding availability of funds in future financings.

•
“Security and privacy breaches of our electronic transactions.. . . ” page 4, has been revised to do away with “no assurance” language in the last paragraph of the risk factor regarding the Company’s ability address changing market conditions and security and privacy concerns of customers.

Description of Business

7.	Please revise to include your most recent business activities, such as distribution agreements with Now Prepay, Incomm, etc.

Response:  The Company has revised the disclosure under the heading “Distribution Partners” in the “DESCRIPTION OF BUSINESS” section of the Registration Statement to discuss the additions of InComm, Now Prepay, LDC, Emida and Via One as important distribution partners for the Company’s business.

Selling Security Holders

8.	Please inquire of all selling shareholders regarding if they hold any short position(s) in nFinanSe and advise the staff of the results.

Response:  The Company distributed a questionnaire to all selling shareholders listed in the Registration Statement asking whether such shareholders held any short positions in the Company’s securities and soliciting such shareholders to provide details regarding any short positions.  All selling shareholders listed in the Registration Statement responded to the questionnaire by January 31, 2008 and all such selling shareholders represented that they held no short positions in the Company’s securities.

9.
Revise to add the beneficial holders with voting and/or dispositive powers for ACT Capital Partners.  In addition, footnote (9) is missing from the table on page 42, and it appears the footnotes after (9) are incorrect (should be moved down one number, e.g., 11 should be 10, etc.).

Response:  The Company has revised the “Selling Security Holders” table and corresponding footnotes to correctly coincide with the selling shareholders listed in the table.  Please note that the selling shareholders listed in the table now reflect the Company’s warrantholders.

10.	Noting that Robert Berlacher has numerous interests in several holders, revise to add him to the 5% holders or provide the staff with an analysis as to why his listing is not required.

Response: The Company has revised the table in the section entitled “Certain Relationships and Related Transactions” (page 36) and the table in the section entitled “Security Ownership of Certain Beneficial Owners and Management” (page 39) to include Mr. Berlacher and set forth his beneficial ownership of the securities of the Company.

Plan of Distribution

11.
Revise the disclosure, after the bullets, to indicate that if the selling shareholders engage anyone to sell the shares for them, a revised prospectus must be filed, naming the agents and their compensation before any sales can occur.

Response:  The Company has added the following disclosure to the Registration Statement indicating that, if selling shareholders engage anyone to sell the shares for them, then a revised prospectus must be filed, naming the agents and their compensation before the sale can occur:

“The selling stockholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling stockholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling stockholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling stockholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker’s or dealer’s commitment to the selling stockholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time and, in connection with such re-sales, may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling stockholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above.

If any selling stockholder enters into an agreement, after the effective date of this registration statement, to sell his or her shares to a broker-dealer as principal, and the broker-dealer is acting as an underwriter, then we will file a post-effective amendment to this registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising registration statement disclosure and filing the agreement of sale as an exhibit to the registration statement. Concurrently, any such broker dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance department.”

12.	Revise to disclose that selling shareholders cannot cover short sales, made prior to effectiveness, with shares from this offering.

Response:  The Company has added the following sentence to the end of the penultimate paragraph in the “Plan of Distribution” section of the Registration Statement regarding the covering of short sales by selling stockholders:

“The selling stockholder, however, may not cover short sales made by them prior to effectiveness of this registration statement with the sale of any shares of common stock pursuant to this registration statement.”

Recent Sales of Unregistered Securities

13.	Revise each sale to include the information required by Item 701(b) and (c) of Regulation S-B.

Response:  The Company has revised the “Recent Sales of Unregistered Securities” table to include the total offering price for securities purchased with cash and a transaction type description for those securities not paid for with cash (the December 28, 2006 Senior Secured Convertible Promissory Note exchange for Series A Convertible Preferred Stock).  In addition, the footnotes to the table have been revised to reflect the fact that Emerging Growth Equities, Ltd. served as placement agent for certain of the Company’s sales of unregistered securities.

Item 27

14.	Please include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

Response:  All exhibits have been attached to the filing for the Staff’s review.

15.	Revise the disclosure for all exhibits incorporated by reference to include the Commission’s file number, 000-33389, or the file number of the registration statement, as applicable.

Response:  The Exhibit Table has been revised as directed by the Staff.

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Should you have any questions regarding this filing and the Company’s amended disclosure in the Registration Statement, please call the undersigned at (813) 367-4400.

Sincerely yours,

/s/ Raymond P. Springer
Raymond P. Springer
Chief Financial Officer